SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             CREATIVE VISTAS, INC.
                                (Name of Issuer)
                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                                  225300 10 2
                                 (CUSIP Number)
                                 DOMINIC BURNS
                               15 WESTLAKE STREET
                                HAMPTON, ONTARIO
                                L0B 1J0, CANADA
                                 (905) 666-8676

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                WITH A COPY TO:

                              ANDREW J. BECK, ESQ.
                                   TORYS LLP
                                237 PARK AVENUE
                               NEW YORK, NY 10017
                                 (212) 880-6000

                               SEPTEMBER 30, 2004
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 6 Pages)

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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Dominic Burns
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                          (b) [_]-- Joint Filing
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3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [_]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Ireland
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NUMBER OF       7         SOLE VOTING POWER:  3,694,034
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8         SHARED VOTING POWER:  0
OWNED BY       -----------------------------------------------------------------
EACH            9         SOLE DISPOSITIVE POWER:  3,694,034
REPORTING      -----------------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,694,034
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

CUSIP No.                          SCHEDULE 13D                Page 3 of 6 pages


            This Schedule 13D relates to the Common Stock Purchase Agreement, dated September 30, 2004 (the "Purchase Agreement"), by and among Miller Capital Corporation, Tudor Investments LTD Profit Sharing Plan (each a "Seller" and collectively, the "Sellers"), Dominic Burns, Sayan Navaratnam, Randy Stern and Malar Trust Inc. (each a "Purchaser" and collectively, the "Purchasers") and Creative Vistas, Inc. (the "Company"). Pursuant to the Purchase Agreement, the Purchasers purchased an aggregate of 9,500,000 shares of the Common Shares (as hereinafter defined) from the Sellers for an aggregate price of $300,000 in cash.

ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the Common Stock, no par value per share (the "Common Shares"), of the Company. The principal executive offices of the Company are located at Unit #8-10, 2100 Forbes Street, Whitby, Ontario L1N 9T3, Canada.


ITEM 2.     IDENTITY AND BACKGROUND

      (a)-(c) This Schedule 13D is being filed by the following person:

            (i) Dominic Burns ("Mr. Burns"), 15 Westlake Street, Hampton, Ontario L0B 1J0, Canada. In connection with the Purchase Agreement, Mr. Burns became President of the Company. Prior to then, Mr. Burns was, and remains, President of AC Technical Systems Ltd., an Ontario corporation, which was acquired by the Company pursuant to a Stock Purchase Agreement dated September 29, 2004 among the Company, A.C. Technical Acquisition Corp., The Burns Trust, The Navaratnam Trust and AC Technical Systems Ltd.

      (d)-(e) During the last five years, Mr. Burns has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)     Mr. Burns is a citizen of Ireland.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Common Shares were purchased with personal funds. An agent's fee of $25,000 was paid in connection with the purchase of the Common Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

      The purpose of the transaction contemplated by the Purchase Agreement was to acquire control of the Company. Immediately following the acquisition of the Common Shares, all of the members of the Board of Directors of the Company resigned and Mr. Burns and Sayan Navaratnam were elected directors of the Company. In addition, Rudy R. Miller resigned as President, Ronald E. Warnicke resigned as Vice-President and Secretary and Mary A. Nance resigned as Treasurer. Mr. Burns was appointed President, Sayan Navaratnam was appointed Chairman and Chief Executive Officer, and Fairy Lee was appointed Secretary

CUSIP No.                          SCHEDULE 13D                Page 4 of 6 pages


            Mr. Burns does not have any other current plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.



ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) Mr. Burns may be deemed to be the beneficial owners of 3,694,034 Common Shares. Such Common Shares constitute approximately 36.9% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of September 30, 2004.

CUSIP No.                          SCHEDULE 13D                Page 4 of 6 pages


      (c) Mr. Burns has not effected any transaction in the Common Shares during the past 60 days, other than as disclosed herein.

      (d) No person is known to Mr. Burns to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Mr. Burns is not a party to any contracts, arrangements, understandings or relationships with respect to securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 Common Stock Purchase Agreement, dated September 30, 2004, by and among Miller Capital Corporation, Tudor Investments LTD Profit Sharing Plan, Dominic Burns, Sayan Navaratnam, Randy Stern and Malar Trust Inc. and Creative Vistas, Inc. (Incorporated by reference to
                        Exhibit 2.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 6, 2004)

CUSIP No.                          SCHEDULE 13D                Page 4 of 6 pages


                                   SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004

                                        /s/ Dominic Burns
                                        ----------------------------------------
                                        Dominic Burns